                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the month of March 2003


                           DELTA GALIL INDUSTRIES LTD.
                           ---------------------------
                 (Translation of registrant's name into English)

           TEXTILE BUILDING, 2 KAUFMAN STREET, TEL AVIV 68012, ISRAEL
           ----------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F   X   Form 40-F
                                    -----           -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes        No   X
                                  -----     -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                  -----

Attached hereto and incorporated by reference is a translation of an Immediate Report filed with the Tel Aviv Stock Exchange on March 26, 2003.

This Form 6-K is hereby incorporated by reference of into (i) the Registration Statement of F-3 (Registration No. 333-12984) and (ii) three Registration Statements on Form S-8 of Delta Galil Industries Ltd. (Registration Nos. 333-12608, 333-13716 and 333-102247).

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               Delta Galil Industries Ltd.
                                               ---------------------------
                                                      (Registrant)


                                   By: /s/ Yossi Hajaj
                                       ---------------
                                   Name:   Yossi Hajaj
                                   Title:  Controller and Company Secretary


Date: March 27, 2003

                              [LOGO] DELTA
                            ------------------------
                              GALIL INDUSTRIES LTD.


                            [UNOFFICIAL TRANSLATION]

Tel Aviv, March 26, 2003
Israeli Securities Authority    Tel Aviv Stock Exchange    Israeli Registrar of Companies
22 Kanfei Nesharim Street       54 Achad Ha'am Street      P.O. Box 767
Jerusalem, Israel               Tel Aviv, Israel           Jerusalem, Israel
-----------------               ----------------           -----------------

BY FACSIMILE AND                BY FACSIMILE               BY FACSIMILE
REGISTERED MAIL


Ladies and Gentlemen,


        Re: DELTA GALIL INDUSTRIES LTD. ("THE COMPANY")- IMMEDIATE REPORT
            -------------------------------------------------------------
                      SHAREHOLDERS' MEETING OF THE COMPANY
                      ------------------------------------

We hereby notify you that on March 25, 2003 the shareholders' meeting of the Company approved the purchase by the Company of a policy for the insurance of its office holders , and the issuance of an indemnity undertaking for the benefit of the Company's office holders.



Respectfully yours,



Miki laxer, Assistant Company Secretary
Delta Galil Industries Ltd.
Public Company no. 520025602





            TEXTILE BUILDING, 2 KAUFMAN STREET TEL AVIV 68012 ISRAEL
             TEL.972-3-5193636 FAX.972-3-5193705 www.deltagalil.com